4-12-02

02027460

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...12 April 2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 12 April 2002

BY.............................
Paul Davies
Assistant Company Secretary

* Print the name and title of the signing officer under his signature

UNITED UTILITIES PLC – DIRECTORS' SHAREHOLDINGS CORRECTION

12 APRIL 2002

United Utilities PLC advises that the following information should have been released in 2001 in relation to the operation of the company's performance share plan and deferred share plan:

Performance Share Plan

The following contingent option awards were granted at the dates set out below pursuant to the performance share plan approved by the shareholders at the Annual General Meeting on 21 July 2000. The figures reflect the maximum number of shares over which the option might be exercised. The actual number will depend upon the extent to which the established performance conditions are satisfied over the performance period.

	Date of Award	No. of shares	Price paid for award £	Price payable on exercise £	Performance period
John Roberts	29/03/2001 *	42,139	nil	nil	01/04/2000 to 31/03/2003
Simon Batey	29/03/2001*	34,238	nil	nil	01/04/2000 to 31/03/2003
Les Dawson	29/03/2001 *	21,399	nil	nil	01/04/2000 to 31/03/2003
Gordon Waters	29/03/2001 *	24,098	nil	nil	01/04/2000 to 31/03/2003
John Roberts	09/07/2001	39,263	nil	nil	01/04/2001 to 31/03/2004
Simon Batey	09/07/2001	31,901	nil	nil	01/04/2001 to 31/03/2004
Les Dawson	09/07/2001	24,539	nil	nil	01/04/2001 to 31/03/2004
Gordon Waters	09/07/2001	22,453	nil	nil	01/04/2001 to 31/03/2004

* These awards were detailed in the company's Report and Accounts for the year ended 31 March 2001.

Deferred Share Plan

On 1 June 2001 the following awards were made under the terms of the deferred share plan. The number of shares awarded represent 50% by value of the short-term incentive award earned by each director for the financial year ended 31 March 2001. The rights to acquire the shares are exercisable for a period of three months from the third anniversary of the award. The number of shares the subject of the awards are adjusted for any dividends which would notionally have been earned by those shares during the deferral period. The directors' rights to acquire the shares will lapse if the director leaves the company of his own accord or is dismissed prior to the exercise date.

	No. of Shares	Dividend Adjustment 1/10/2001	Dividend Adjustment 11/02/2002	Price paid for award £	Price payable on exercise £	Date from which exercisable	Date of expiry
John Roberts	12,906 *	708	383	nil	nil	01/06/2004	31/08/2004
Simon Batey	10,766 *	590	319	nil	nil	01/06/2004	31/08/2004
Les Dawson	3,450 *	189	102	nil	nil	01/06/2004	31/08/2004
Gordon Waters	7,484 *	410	222	nil	nil	01/06/2004	31/08/2004

* These awards were detailed in the company's Report & Accounts for the year ended 31 March 2001.

Further information can be obtained from Tim Rayner, Company Secretary 01925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol 'UU'.